March 13, 2015
VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Cavco Industries, Inc. File No. 0-8822
Dear Mr. Cash:
On behalf of Cavco Industries, Inc. (“Cavco” or the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2015. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the Year Ended March 29, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 36
1. We note your response to comment 1 from our letter dated February 3, 2015; however, we continue to believe you should disclose and discuss changes in the average sales price of homes sold during each period presented. We note your factory built housing revenues are solely dependent on the volume of homes you sell and their sales price. We also note Rule 303(a)(3)(iii) and Rule 303(b) of Regulation S-K, require you to address the impact of changes in volume and price on revenue in MD&A. In addition, you quantified the average sales price of homes sold in your Form 10-Q for the period ended September 27, 2014 and have addressed the average sales price of homes sold in earnings calls with analysts. Therefore, it continues to appear to us that the average sales price of homes sold is one of several important metrics that are necessary to evaluate your operating results. Please show us how you will revise future filings to address the following:

•
We note you disclose the number of retail, wholesale, and total factory-built homes sold during each period presented in annual filings on Form 10-K and quarterly earnings releases on Form 8-K. Since these metrics are useful and relevant in evaluating your operating performance, please also disclose and discuss them in quarterly filings on Form 10-Q;

•
Quantify the average sales price of homes sold during each period presented and explain the reasons for significant changes. If changes are due to factors outside your control, please ensure MD&A describes those factors and explains if they represent trends that are expected to continue; and

•
To the extent changes in product mix affect net revenue and/or gross profits/margins, please ensure your consolidated and segment discussions in MD&A provide greater context to help investors understand why product mix changed during the period and how that change impacted net revenue and/or gross profits/margins.

Cavco Response:
•We acknowledge the Staff’s comment to disclose the number of homes sold in our quarterly filings and will do so, commencing with our June 27, 2015 Quarterly Report on Form 10-Q.
•We acknowledge the Staff's comments and will modify our disclosures to include an overall average home selling price for our factory-built housing segment. We will also endeavor to include a meaningful discussion of factors that have affected the average selling price. We plan to revise our future disclosures, commencing with the 2015 Annual Report on Form 10-K ("2015 Form 10-K"), as follows:

U. S. Securities and Exchange Commission
March 13, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Proposed Revisions
Fiscal Year 2014 Compared to Fiscal Year 2013
Net Revenue. The following table summarizes net revenue for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Net revenue:
Factory-built housing	$485,897	$408,094	$77,803	19.1%
Financial services	47,442	44,206	3,236	7.3%
	$533,339	$452,300	$81,039	17.9%

Factory-built homes sold:
by Company-owned retail sales centers	2,127	1,933	194	10.0%
to independent retailers, builders, communities & developers	7,410	6,465	945	14.6%
Total homes sold	9,537	8,398	1,139	13.6%

Average home selling price	$50,949	$48,594	$2,355	4.8%
Factory-built housing segment revenue increased, primarily from higher home sales volume and an increased average home selling price. The improved home sales volume and average sales price resulted from strengthening market conditions. The average home selling price was favorably impacted by an increase in optional home upgrades and a larger proportion of higher price-point homes sold.
Financial services segment revenue increased, resulting from 25.9% more insurance policies in force in the current year compared to the prior year. This is partially offset by a 15.7% decrease in home loan sales volume year over year.
…
In regards to additional disclosures relating to the trends of the average selling price of homes, we acknowledge the Staff's comment to provide additional information to investors. As shown above, we will disclose, where practicable, the reasons for changes to the overall average selling price. In addition, we plan to revise our future disclosures, commencing with the 2015 Form 10-K, to include a discussion of the overall average selling price, as follows:

U. S. Securities and Exchange Commission
March 13, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Industry and Company Outlook - Proposed Revisions
The overall average home selling price is a volatile metric, dependent upon several factors. Changes to the average home selling price are impacted by product mix variability. The product mix is influenced by home buyer tastes and preferences as they select the home type/model, as well as optional home upgrades when purchasing the home. These selections vary regularly based on consumer interests, local housing preferences and economic circumstances. The Company's product mix is also subject to seasonal home sales activity fluctuations. Our product prices are also adjusted for the cost and availability of raw materials included in and labor used to produce each home. Another factor that contributes to volatility in the overall average home selling price, which is unique to the manufactured housing industry, is the price disparity between sales of homes to independent retailers, builders, communities and developers ("Wholesale") and sales of homes to consumers by Company-owned retail centers ("Retail"). Wholesale sales prices are primarily comprised of the home and the cost to ship the home from a homebuilding facility to the home-site. Retail home prices include these items and retail markup, as well as items that are largely subject to home buyer discretion, including, but not limited to, land, installation, utilities, site improvements, landscaping and additional services. Changes to the proportion of home sales among these distribution channels between reporting periods impacts the overall average home selling price. For these reasons discussed above, we have experienced, and expect to continue to experience, volatility in the overall average home selling price.
•The additional disclosures above will provide information to the investor in regards to how product mix affects revenue. We have not recently experienced a meaningful impact of product mix changes on the gross margin. Should this occur, we will provide greater context to help investors understand how changes in product mix impacted gross profits/margins where practicable.
***
We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-256-6263 (or via facsimile at 602-256-6189) with any questions, or if you wish to discuss the above response.

Very truly yours,
/s/ Daniel L. Urness
Daniel L. Urness
Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)

Cc:	Matthew Feeney, Snell & Wilmer LLP Kevin McHolland, Ernst & Young LLP